UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



14047811

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 67940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCap Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, Suite 2902
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Hernandez (212) 626-2306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Five Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCap Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

NATHALIE URIBE
Notary Public, State of New York
No. 01UR6126524
Qualified in Queens County
Commission Expires 5/9/2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

RCap Securities, Inc.
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

(Public Pursuant to Rule 17a-5(e)(3))
(SEC I.D. No. 8-67940)

Ernst & Young LLP



Building a better
working world

RCap Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2013

Contents



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
RCap Securities, Inc.

We have audited the accompanying statement of financial condition of RCap Securities, Inc. (the "Company"), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCap Securities, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2014

RCap Securities, Inc.

Statement of Financial Condition

As of December 31, 2013

Assets	
Cash and cash equivalents	$ 27,839,752
Reverse repurchase agreements	7,429,758,666
Securities borrowed	2,582,892,886
Securities owned, at fair value ($1,113,026,601 pledged as collateral)	1,117,915,271
Deposits with clearing organizations	143,423,993
Receivable from brokers, dealers and clearing organizations	84,543,546
Derivative contracts, at fair value	3,486,884
Interest receivable	3,717,585
Other assets	962,930
Total assets	$ 11,394,541,513
Liabilities	
Repurchase agreements	$ 6,503,936,887
Securities loaned	2,527,668,461
Securities sold, not yet purchased, at fair value	1,918,394,122
Payable to brokers, dealers and clearing organizations	43,248,016
Derivative contracts, at fair value	438,511
Interest payable	2,879,429
Payable to affiliate	277,945
Accounts payable and other liabilities	2,907,825
Total liabilities	10,999,751,196
Stockholder's equity:	
Common stock – par value $.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding	10,000
Additional paid-in capital	375,990,000
Retained earnings	18,790,317
Total stockholder's equity	394,790,317
Total liabilities and stockholder's equity	$ 11,394,541,513

See notes to financial statements.

1. Organization and Nature of Business

RCap Securities, Inc. (the "Company" or "RCap") was incorporated in Maryland, on July 3, 2008 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). RCap was granted membership to FINRA in January 2009 and commenced operations in February 2009. RCap received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009, Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009 and Options Clearing Corporation ("OCC") on July 24, 2012. RCap is a wholly-owned taxable Real Estate Investment Trust ("REIT") subsidiary of Annaly Capital Management, Inc. (the "Parent"). RCap's principal business activities include operating a financing matched book of predominantly U.S. Agency mortgage-backed and U.S. Treasury securities, engaging in securities lending activities of U.S. equity and corporate fixed income securities as well as conducting proprietary trading of U.S. Treasury notes and bonds, futures and options contracts. RCap is also approved to participate in underwriting syndicates.

2. Significant Accounting Policies

Basis of Presentation – The financial statements and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less. This includes amounts deposited in money market funds. Cash and cash equivalents are carried at cost, which approximates fair value.

Reverse Repurchase and Repurchase Agreements – The Company enters into reverse repurchase agreements and repurchase agreements (collectively "Repos") as part of the Company's matched book trading activity. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

Repos are accounted for as collateralized financing transactions, and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company earns and incurs interest over the term of the Repo on an accrual basis. Repos with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreement permit netting.

2. Significant Accounting Policies (continued)

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Repos are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities Borrowed and Loaned Transactions – The Company records securities borrowed and loaned transactions as collateralized financings. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions in an amount generally in excess of the fair value of the securities loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at contract value.

Securities Owned and Securities Sold, Not Yet Purchased – The Company trades in U.S. Treasury Securities for its proprietary portfolio, which consists of long and short positions on U.S. Treasury notes and bonds. U.S. Treasury securities are classified as trading investments and are recorded on trade date at cost. Fair value is determined using end of day quoted prices in active markets.

Deposits with Clearing Organizations – The Company is a member of various clearing organizations with which it maintains cash required for the conduct of its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Derivative Contracts – The Company enters primarily into U.S. Treasury, Eurodollar, federal funds and German government and U.S. equity index futures and options contracts. Generally, these contracts are entered into as an economic hedge to the proprietary portfolio. The Company maintains margin accounts which are settled daily with futures and options commission merchants.

Interest Receivable and Interest Payable – Interest receivable and interest payable on U.S. Treasury notes and bonds is accrued based on the outstanding principal amount of those investments and their stated terms.

2. Significant Accounting Policies (continued)

Other Assets and Other Liabilities – Other assets consist primarily of receivables, receivables from affiliates, pre-paid expenses, deposits and equipment and facilities less accumulated depreciation. Other liabilities consist primarily of accrued expenses, accounts payable and accounts payable to affiliates.

Equipment and Facilities – Generally the Company does not own or lease its own equipment and facilities. The cost of the majority of equipment and facilities, with the exception of the Company's data storage equipment and select trading equipment, is shared with affiliates and is allocated to the Company by the Parent based on an expense sharing agreement.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements and Disclosures – Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, requires the disclosure, at fair value, of all financial instruments, including assets and liabilities recorded in the Statement of Financial Condition at their contract amounts. Management estimates that the carrying values of these financial instruments approximates their fair value, as they are short-term in nature or are open contracts subject to frequent re-pricing.

Legal Reserves – The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. As of December 31, 2013, the Company was not aware of any outstanding claims or legal actions against the Company.

Income Taxes – The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized in the financial statements. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation

2. Significant Accounting Policies (continued)

allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2013 the Company does not have a deferred tax asset, thus no valuation allowance is required.

The provisions of ASC 740, Income Taxes, clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. The Company does not have any unrecognized tax benefits that would affect its financial position. Thus, no accruals for penalties and interest were necessary as of December 31, 2013.

3. Related Party Transactions

The Company enters into the majority of the reverse repurchase agreements with affiliated entities to provide them with a financing source. The Company has also entered into administrative service agreements with certain affiliated entities by which the Company earns administrative and service fee revenues. Receivables from affiliates for Administrative and service fees are included in Other assets in the Statement of Financial Condition.

Payables to affiliates consist of expenses to be reimbursed to the Parent pursuant to an expense sharing agreement.

Related party transactions are comprised of the following:

Receivable from Parent:	
Reverse repurchase agreements	$ 7,329,757,722
Receivable from Affiliates:	
Administrative and service fees	13,250
Payable to Parent:	
Accounts payable, net of administrative and service fees	277,945

4. Securities Financing Transactions

The Company enters into Repos and secured borrowing and lending transactions to obtain securities for settlement of its matched book transactions, to finance trading inventory, and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. government and Agencies, corporate fixed income and equity securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2013, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $10,297,951,470, of which $7,665,172,212 was received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $9,788,278,852, of which none have been sold or re-pledged to affiliated companies.

5. Reverse Repurchase and Repurchase Agreements

Repos with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreements permit netting. The following table summarizes the gross amounts of Repos, amounts offset in accordance with netting arrangements and net repos as on the Statement of Financial Condition at December 31, 2013:

	Gross Amounts	Amounts Eligible For Offset	Net Amounts
Reverse repurchase agreements	$ 9,854,766,248	$ (2,425,007,582)	$ 7,429,758,666
Repurchase agreements	$ 8,928,944,469	$ (2,425,007,582)	$ 6,503,936,887

6. Derivative Contracts

In connection with the Company's proprietary trading activities, the Company enters primarily into U.S. Treasury, Eurodollar, federal funds and German government and U.S. equity index futures and options contracts. The Company takes positions in futures and options contracts for economic hedging purposes to reduce exposure to changes in yields of its U.S. Treasury securities and for speculative purposes to achieve capital appreciation. The Company uses appropriately licensed futures commission merchants to execute its orders to buy and sell futures and options contracts.

6. Derivative Contracts (continued)

The following table summarizes the fair value information about our derivative assets and liabilities as of December 31, 2013:

	Location on Statement of Financial Condition	Total Contracts	Total Amounts
Assets:			
U.S. Treasury Futures	Derivative Contracts, at fair value	1,805	$ 3,486,884
Liabilities:			
U.S. Treasury Futures	Derivative Contracts, at fair value	2,610	$ 438,511

The following table summarizes information about our derivative assets and liabilities amounts that are eligible for offset in accordance with netting arrangements as of December 31, 2013:

	Gross Amounts	Amounts Eligible For Offset	Net Amounts
Assets:			
U.S. Treasury Futures	$ 3,486,884	$ (438,511)	$ 3,048,373
Liabilities:			
U.S. Treasury Futures	$ 438,511	$ (438,511)	$ –

7. Fair Value Measurement

The Company follows fair value guidance in accordance with GAAP to account for its financial instruments. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of the instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall

7. Fair Value Measurement (continued)

within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the overall fair value.

Securities owned and Securities sold, not yet purchased are valued based on quoted prices (unadjusted) in an active market. U.S. Treasury securities consist primarily of U.S. Treasury notes and bonds that are highly liquid and heavily traded on the secondary market. Derivative contracts are listed derivatives that are actively traded and valued based on quoted prices from exchanges and are categorized in Level 1 of the fair value hierarchy.

	Level 1	Level 2	Level 3
Assets:			
Securities owned	$ 1,117,915,271	$ –	$ –
Cash equivalents – money market funds	22,400,000	–	–
Futures contracts	3,486,884	–	–
Liabilities:			
Securities sold, not yet purchased	1,918,394,122	–	–
Futures contracts	438,511	–	–

8. Commitments, Contingencies and Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2013, the Company was not involved in any claims or legal actions and therefore no accrual was required.

The Company makes use of various policies in the risk management process:

Market Risk – Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Equity Price Risk – Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock.

Counterparty Credit Risk – The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms.

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

8. Commitments, Contingencies and Guarantees (continued)

In the normal course of business, the Company executes, settles, and finances various counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its counterparty activities by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Concentrations of Credit Risk – The Company provides financing and related services to a diverse group of domestic counterparties. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's primary counterparty to the reverse repurchase agreements is the Parent.

As of December 31, 2013, the Company's significant concentration of credit risk was with the U.S. government and its Agencies. The Company's indirect exposure results from maintaining U.S. government and Agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with the Parent; thus the Company has credit exposure to the U.S. government and its Agencies only in the event of the Parent's default.

The Company's significant industry credit concentration is with financial institutions as well as REITs, including both affiliates and third parties. Financial institutions include other brokers and dealers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $250,000. As of December 31, 2013, the Company's regulatory net capital of $391,520,506 exceeded the minimum requirement of $250,000 by $391,270,506.

10. Other Regulatory Requirements

The Company is subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2013 customer reserve computation, there was no requirement to segregate securities into the special reserve account for the exclusive benefit of customers.

11. Subsequent Events

On January 31, 2014, the Company ceased its proprietary trading activities.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
RCap Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of RCap Securities, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating RCap Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2013 through December 31, 2013. RCap Securities, Inc.'s management is responsible for RCap Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check payments.

   No exceptions were noted.

2. Compared the amounts reported on the FOCUS report with the amounts reported in Form SIPC-7 for the period from January 1, 2013 through December 31, 2013.

   No exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for the period from January 1, 2013 through December 31, 2013.

   No exceptions were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2014

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